Exhibit 3

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 3: Order Interaction with Broker-Dealer Operator; Affiliates

a.   Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS?

⊠ Yes   ☐ No

If yes, explain the opt-out process.

As detailed below, Subscribers can opt-out of interacting with JPMS's principal or agency order flow by opting-out of specific tiers or opting-out of principal executions generally.

Tiers: Subscribers may opt-out from interacting with Firm/Conditional Orders that are assigned to Tier 3 - principal flow of JPMS ~~and JPMS's affiliates~~ (excluding JPMS principal flow included in Tier 1 if the Subscriber has not opted-out of Tier 1 as well), that access JPM-X via JPMS algorithms/SOR and where the algorithms/SOR make a determination related to venue or price, as described in Part III, Item 13. Subscribers also may opt-out of JPMS principal and agency flows included in Tier 1, as described in Part III, Item 13, by opting out of Tier 1 entirely. By doing so, Subscribers would opt-out of JPMS principal flow within that tier<ins>,</ins> along with <ins>any of the</ins> institutional investor client order flow ~~and~~<ins>,</ins> broker-dealer client order flow ~~received by JPMS or~~<ins>, and</ins> JPMS's affiliates ~~and handled on an agency basis that access JPM-X via JPMS algorithms/SOR and where the algorithms/SOR make a determination related to venue or price~~<ins>order flow assigned to Tier 1 (such order flows assigned to Tier 1 are described in Part III, Item 13)</ins>. Subscribers also may opt-out of order flow of institutional investors and non-U.S. registered broker-dealers received by JPMS or JPMS's affiliates and handled on an agency basis and routed directly to JPM-X via direct access or using directed orders through the <ins>JPMS</ins> algorithms/SOR included in Tier 2, as described in Part III, Item 13, by opting out of Tier 2 entirely.

Executions: Separately, Subscribers may request to opt-out of interacting with any orders from Tier 1 and Tier 3 that would result in a principal execution (e.g., requested because of the client's inability to receive principal executions consistent with soft dollar arrangements). By doing so, Subscribers would not opt-out of interacting with institutional client order flow and broker-dealer client order flow received by JPMS or JPMS's affiliates and handled on an agency basis that access JPM-X via

JPMS algorithms/SOR and where the algorithms/SOR make a determination related to venue or price from Tier 1.

As described in Part III, Item 14, a Subscriber can specify the tiers with which the Subscriber has opted out from interacting (i) on an order-by-order basis in the Firm/Conditional Order instructions submitted to JPMS or (ii) by contacting the Subscriber's JPMS sales representative with respect to a subset of Firm/Conditional Orders or all order flow. In each case, JPMS implements the restriction as soon as reasonably practicable.

b. Can any Subscriber opt out from interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS?

☒ Yes   ☐ No

If yes, explain the opt-out process.

Subscribers can opt-out from interacting with Firm/Conditional Orders of JPMS's affiliates by opting out of Tier 1, ~~Tier 2,~~ and/or Tier ~~3~~2. As described in Part III, Item 13, Firm/Conditional Orders of JPMS's affiliates ~~comprised of institutional investor client order flow and broker-dealer client order flow received by JPMS's affiliates and handled on an agency basis~~ that access JPM-X via JPMS algorithms/SOR and where the algorithms/SOR make a determination related to venue or price are assigned to Tier 1, and Firm/Conditional Orders of ~~institutional investors and non-U.S. registered broker-dealers received by JPMS or~~ JPMS's affiliates ~~and handled on an agency basis and~~that are routed directly to JPM-X via direct access or using directed orders through the JPMS algorithms/SOR (i.e., where the algorithms/SOR do not make a determination related to venue or price) are assigned to Tier 2~~, and principal flow of JPMS's affiliates, that access JPM-X via JPMS algorithms/SOR and where the algorithms/SOR make a determination related to venue or price are assigned to Tier 3~~. Subscribers can only opt-out of JPMS's affiliate flows identified and included in Tier 1 in Part III, Item 13, by opting out of Tier 1 entirely. By doing so, Subscribers would also opt-out of interacting with applicable JPMS principal flow as well as any of the institutional investor client flow and external broker-dealer client flow ~~received by JPMS and handled on an agency basis that access JPM-X via JPMS algorithms/SOR and where the algorithms/SOR makes a determination related to venue or price~~assigned to Tier 1 (such order flows assigned to Tier 1 are described in Part III, Item 13). Subscribers can only opt-out of JPMS's affiliate flows identified and included in Tier 2 in Part III, Item 13, by opting out of Tier 2 entirely. By doing so, Subscribers would also opt-out of interacting with any of the order flow of institutional ~~investor~~investors and non-U.S.-registered ~~broker-dealer received by JPMS and handled on an agency basis and routed directly to JPM-X via direct~~

~~access or using directed orders through the algorithms/SOR (i.e., where the algorithms/SOR do not make a determination related to venue or price). In addition, Subscribers can only opt-out of JPMS's affiliate flows identified and included in~~<u>broker-dealers assigned to Tier 2 (such order flows assigned to</u> Tier ~~3~~<u>2 are described</u> in Part III, Item 13~~, by opting out of Tier 3 entirely. By doing so, Subscribers would also opt-out of interacting with JPMS principal flow (excluding JPMS principal flow included in Tier 1 if the Subscriber has not opted-out of Tier 1 as well~~).

As described in Part III, Item 14, a Subscriber can specify the tiers with which the Subscriber has opted out from interacting (i) on an order-by-order basis in the Firm/Conditional Order instructions submitted to JPMS or (ii) by contacting the Subscriber's JPMS sales representative with respect to a subset of Firm/Conditional Orders or all order flow. In each case, JPMS implements the restriction as soon as reasonably practicable.

c. If yes to Item 3(a) or 3(b), are the terms and conditions of the opt-out processes required to be identified in Item 3(a), 3(b), or both, the same for all Subscribers?

☒ Yes　　　☐ No

If no, identify and explain any differences.

Item 6: Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

☒ Yes　　　☐ No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

Confidential trading information consists of data regarding open or partially open Firm/Conditional Orders in JPM-X ("real-time data") and data regarding fully or partially completed Firm/Conditional Orders in JPM-X, including executions and cancellations ("historical data"). Confidential trading information, however, does not include post-execution reporting under applicable reporting rules or regulations. Confidential trading information also does not include aggregated data resulting from the combination of the JPM-X historical data associated with a Subscriber's Firm/Conditional Order with data regarding other

Firm/Conditional Orders of the Subscriber or other JPMS clients, whether or not such Firm/Conditional Orders were routed to JPM-X ("Aggregated Data"). Aggregated Data includes JPM-X historical data from only the prior trading day, including end of trading on trade date, or earlier. Aggregated Data can include any JPM-X historical data or some subset of JPM-X historical data. Aggregated Data sourced only from JPM-X historical data does not provide Subscriber-specific or symbol-specific information. Aggregated Data can be used (i) by JPMS to provide market color or trend analyses externally and/or to internal principal or agency trading desks or senior management (e.g., JPMS prepares, and makes available online, a monthly summary of JPM-X activity that includes aggregate statistics such as the average trade size); (ii) by JPMS to advertise, report on, or enhance the quality of its execution or other services offered to clients (e.g., JPMS has included in marketing materials aggregate VWAP slippage statistics that incorporate execution data from JPM-X and other venues to which Subscribers' VWAP orders were routed); and (iii) by third parties so they can provide JPMS with analytics (regarding, e.g., its market share or other performance metrics on a client-by-client basis). Such data sets are sufficiently aggregated and/or anonymized that they protect the confidentiality of Subscribers' trading strategies and are not themselves confidential trading information. Moreover, the use of such data sets, depending on the context, may be subject to confidentiality restrictions under agreements with recipients of the data sets and/or JPMC policies and procedures.

No employee or contingent worker ("workforce member") of JPMS or its affiliates is dedicated solely to servicing the operations of JPM-X. Shared workforce members with some level of access to confidential trading information on JPM-X include those described below to the extent they have a need to know such information to perform their respective responsibilities in connection with (i) the operations and support of JPM-X; (ii) JPMS' risk management and compliance with applicable law in operating JPM-X; (iii) assisting clients, senior management, and business units that send orders to JPM-X; or (iv) developing or maintaining JPMS's infrastructure and applications, including those related to JPM-X. In particular, as detailed below, limited groups of shared workforce members have access to all real-time and historical data in JPM-X (1), and limited groups of shared workforce members have access to all historical data from JPM-X (2). Separately, there are groups of shared workforce members that have access to real-time and/or historical data regarding subsets of orders and executions that occur in JPM-X to perform their respective responsibilities (3). Shared workforce members authorized to access confidential trading information in connection with the responsibilities noted below are prohibited from using confidential trading information for purposes other than those described below.

Shared workforce members may be employed by (i) JPMS; (ii) an affiliate listed in Part II, Item 2; or (iii) a non-securities trading JPMS affiliate. References below to "affiliates worldwide" generally include an affiliate listed in Part II, Item 2, e.g., JPMorgan Chase Bank, National Association ("JPMCB"). While some individual shared workforce members may be employed by a JPMS affiliate listed in Part II, Item 2, only those shared workforce members described below as having trading responsibilities may in fact enter or direct the entry of Firm/Conditional Orders that ultimately access JPM-X. For example, those JPMCB-employed shared workforce members outlined in Section 1(b) below have access to certain confidential trading information but do not engage in trading activity while those JPMCB-employed shared workforce members outlined in Section 3(e) below have access to certain confidential trading information and can engage in trading activity. As noted above and in Part II, Item 7(a), shared workforce members with access to confidential trading information, including those employed by a JPMS affiliate listed in Part II, Item 2, have such access to the extent they have a need to know such information to perform their respective responsibilities and are prohibited from unauthorized or improper use of such information, e.g., front-running client orders.

(1) The following groups have access to all real-time and all historical data in JPM-X for the purposes described below:

a) The Electronic Client Solutions ("ECS") ~~Liquidity~~ Product ~~Specialists~~Team (workforce members of JPMS and its affiliates worldwide) responsible for the development and day-to-day operation of JPMS' ~~smart order routing technology (the~~ "electronic trading products, including the algorithms/SOR"~~)~~, and JPMS' alternative trading systems, including JPM-X, who can access the JPM-X order book, which includes all real-time and historical data. This access allows the ECS ~~Liquidity~~ Product ~~Specialists~~Team to monitor the performance of JPM-X, prepare aggregated data sets as described above, detect any Subscriber behavior resulting in a materially negative impact to the operation of JPM-X or to other Subscribers or indicating a need to change a Subscriber's tier assignment, work to resolve issues related to the foregoing that may arise, develop further product initiatives, and respond to client inquiries and regulatory requests; and

b) Personnel in technology groups (workforce members of JPMS affiliates worldwide) responsible for providing technical support or developing and maintaining applications, e.g., trading applications and other applications or services that support trading personnel described below, or infrastructure across JPMS, including the applications and infrastructure on which JPM-X relies, can access real-time and historical data regarding orders and executions that occur in JPM-X as necessary in the course of their work to provide support and develop and maintain the applications and infrastructure.

(2) The following groups have access to all historical data from JPM-X for the purposes described below:

a) Operations personnel (workforce members of JPMS affiliates worldwide) responsible for processing and providing operational support for transactions effected by JPMS and its affiliates, including trades in JPM-X, who can access historical data so they can monitor the post-trade processing of and provide operational support for transactions executed in JPM-X, including with respect to the clearance, settlement, and allocation of such transactions, and work to resolve any processing or other operational issues that may arise; and

b) Personnel in Compliance, Compliance and Operational Risk, Business Control Management , and technology groups (workforce members of JPMS affiliates worldwide), who can access historical data so they can maintain (i) JPMS' and its affiliates' compliance with laws applicable to the operation of JPM-X, including through supervision, surveillance and the preparation of regulatory reports and responses to regulatory requests; and (ii) related systems.

(3) The following groups have access to real-time and/or historical data regarding subsets of orders and executions that occur in JPM-X for the purposes described below:

a) The ECS Client Coverage, ~~ECS Product~~, ECS Connectivity, and ECS Sales groups (workforce members of JPMS and its affiliates worldwide), which provide client services to ECS clients, including JPM-X Subscribers, and can access real-time and historical data regarding subsets of orders and executions that occur in JPM-X so they can field inquiries from clients regarding orders routed to JPM-X by or on behalf of the clients;

b) ECS senior management (workforce members of JPMS and its affiliates worldwide) responsible for the ECS business, including the JPM-X offering and its operation, who can access real-time and historical data at a summary level (e.g., aggregated order quantities by client or symbol) so they can appropriately supervise and manage the ECS ~~Liquidity~~ Product ~~Specialists,~~<u>Team and the</u> ECS Client Coverage, ~~ECS Product~~, ECS Connectivity, and ECS Sales groups;

c) Personnel in the equities Analytics, Automation, and Optimization quantitative research groups, Electronic Trading quantitative research groups, and the Markets Business Intelligence Group (together, the

"Equities Quantitative Research Groups") (workforce members of JPMS and its affiliates worldwide) and the ECS Execution Research group (workforce members of JPMS and its affiliates worldwide), who can access real-time and/or historical data regarding JPM-X activity occurring through the upstream systems or desks they support when necessary in the course of their work to support the ECS Product Team (in the case of the ECS Execution Research group, e.g., suggest system changes to improve the operation of JPM-X) or provide support or develop and maintain applications and infrastructure (including, in the case of (i) the Electronic Trading quantitative research group, to, e.g., develop quantitative models employed by the applications and to analyze the performance of these applications and their underlying models; (ii) the Analytics, Automation, and Optimization quantitative research group to, e.g., maintain the applications that support trading personnel described below and the integrity of data used by such applications; and (iii) the Markets Business Intelligence Group to, e.g., provide senior management with aggregated trading analytics);

d) Personnel in Operations and Business Control Management (described in section 2 above), who can access real-time data on a limited basis in connection with their responsibilities described above;

e) Business unit sales and trading personnel who are responsible for Firm/Conditional Orders routed to JPM-X via the algorithms/SOR or directly to JPM-X (workforce members of JPMS and its affiliates worldwide), can access real-time and historical data regarding orders and executions that occur in JPM-X regarding only that business unit's or a subset of that business unit's Firm/Conditional Orders so they can monitor such Firm/Conditional Orders, field inquiries regarding their orders, including those Firm/Conditional Orders routed to JPM-X, or provide technical support for related trading applications; and

f) Personnel in Model Risk Governance and Review (workforce members of JPMS and its affiliates worldwide) who can access historical data so they can perform model governance and model review functions, including conducting independent assessment and monitoring of the performance of Firm models that execute transactions in JPM-X.

b.   Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

☒ Yes   ☐ No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Lucera, a third-party connectivity provider, is described in Part III, Item 6; Equinix, Inc., a third-party data center provider, maintains the Equinix NY4 New York IBX Data Center, the data center in which the JPM-X matching system is located, as described in Part III, Item 6; and Redline, a market data provider, is described in Part III, Item 23.

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

☒ Yes ☐ No

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

Redline, a market data provider used by JPM-X, is wholly owned by an entity in which a JPMS affiliate that is not a Subscriber of JPM-X owns a minority interest. JPMS understands that other market participants (or affiliated entities of other market participants) who are Subscribers of JPM-X also own an interest in Redline's affiliate.

d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?

☒ Yes ☐ No

If no, identify and explain any differences.

Part III: **Manner of Operations**

Item 3: Exclusion from ATS Services

a. Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?

☒ Yes ☐ No

If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.

JPMS can deny a Subscriber access to JPM-X (both direct access and access via the algorithms/SOR) if the Subscriber fails to satisfy the requirements for becoming a JPMS client or accessing JPM-X (see Part III, Item 2) or based on considerations suggesting high-risk activity, including regulatory actions, surveillance findings indicating potential market manipulation, or other inappropriate activity, or JPMS' overall business relationship with the Subscriber and its affiliates. JPMS also can deny a Subscriber access to JPM-X if the ECS ~~Liquidity~~ Product ~~Specialists~~Team, responsible for the operation of JPM-X, ~~detect~~detects systematic behavior resulting in a materially negative impact to the operation of JPM-X or to other Subscribers as evidenced by, e.g., significant price reversion, a high cancellation rate, or a low firm-up rate in response to firm-up invitations (see Part III, Item 9). Moreover, JPMS reserves the right (i) to disable any JPM-X functionality, in whole or in part, if such functionality experiences technical issues or could otherwise pose a detrimental risk to Subscribers, JPM-X, or the capital markets and (ii) to restrict the entry of a Subscriber's Firm/Conditional Orders into JPM-X if certain thresholds are exceeded (e.g., risk limits imposed by JPMS pursuant to its obligations under SEC Rule 15c3-5) or to mitigate operational risk by reducing the volume of messaging in JPM-X.

b. If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the same for all Subscribers?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 9: Conditional Orders and Indications of Interest

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?

☒ Yes   ☐ No

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

JPMS offers Subscribers a process by which they can find potential contra-side trading interest in JPM-X (the "Conditional Order Process").

The Conditional Order Process makes use of two types of trading interest. The first type of trading interest is a conditional order message, which describes the price, size, side, symbol, and minimum quantity attributes of the Subscriber's trading interest. JPM-X accepts limit and pegged conditional order messages corresponding to the order types described in response to Part III, Item 7(a) with a day (but not IOC) time-in-force instruction. Subscribers can transmit conditional order messages to JPM-X directly through a proprietary FIX messaging protocol or via the SOR. JPMS trading algorithms also can transmit conditional order messages to JPM-X via the SOR on behalf of Subscribers. Conditional order messages, unlike firm orders, are not executable upon receipt.

The second type of trading interest is a firm order resting in the Order Book that is eligible to be matched with conditional order messages (a "Resting Order"). A Subscriber's firm order resting in the Order Book is eligible to be matched with conditional order messages unless (i) it has an IOC time-in-force instruction or (ii) the Subscriber has opted out of participating in the Conditional Order Process.

When a Subscriber or JPMS trading algorithm on behalf of a Subscriber ("User 1" for purposes of this discussion) transmits a conditional order message to JPM-X, JPM-X looks for contra-side trading interests that are eligible to be matched with the conditional order message. A contra-side trading interest can take the form of another conditional order message or a Resting Order transmitted by a Subscriber or JPMS trading algorithm on behalf of a Subscriber ("User 2" for purposes of this discussion). JPM-X determines whether User 2's contra-side trading interest is eligible to be matched with User 1's conditional order message based on (i) the price, size, side, symbol, and minimum quantity attributes reflected in User 1's conditional order message and User 2's conditional order message or Resting Order and (ii) User 1's and User 2's respective counterparty preferences (see response to Part III, Item 14). As with firm orders, JPM-X matches conditional order messages with contra-side trading interest on the basis of price/tier/time priority, as described in response to Part III, Item 11(c). (As described in response to Part III, Item 11(c), as between firm orders and conditional order messages at the same price, firm orders always have priority over conditional order messages irrespective of their tier or when they were received by JPM-X.)

If JPM-X matches User 2's contra-side trading interest with User 1's conditional order message, JPM-X transmits to User 1 a message indicating that contra-side trading interest has been found (a "firm-up invitation"), describing the symbol, quantity, price of the conditional order initially routed by User 1, and, for conditional orders originating from JPMS' trading algorithms and transmitted to JPM-X via the SOR, the matched size of contra-side trading interest. The matched size of the contra-side trading interest is not provided on the firm-up invitation for conditional orders that do not originate from JPMS algorithms. JPM-X transmits the firm-up invitation to User 1 (i) via a proprietary FIX messaging protocol if User 1 is a Subscriber that transmitted the conditional order message to JPM-X directly or (ii) via the SOR if User 1 is a Subscriber or JPMS trading algorithm that transmitted the conditional order message to JPM-X via the SOR. JPM-X simultaneously transmits a firm-up invitation to User 2 describing the symbol, quantity, price of the conditional order initially routed by User 2, and, for a conditional order routed from JPMS' trading algorithms and transmitted to JPM-X via the SOR, the matched size of contra-side trading interest, in which case JPM-X transmits the firm-up invitation to User 2 (i) via a proprietary FIX messaging protocol if User 2 is a Subscriber that transmitted the conditional order message to JPM-X directly or (ii) via the SOR if User 2 is a Subscriber or JPMS trading algorithm that transmitted the conditional order message to JPM-X via the SOR. The matched size of the contra-side trading interest is not provided on the firm-up invitation for conditional orders that do not originate from JPMS algorithms and transmitted to JPM-X via the SOR. JPM-X will not send a firm-up invitation to User 2 if User 2's contra-side trading interest is in the form of a Resting Order.

When JPM-X transmits a firm-up invitation to User 1, JPM-X cancels User 1's conditional order message, and User 2's contra-side trading interest is not eligible to trade for the duration of the firm-up period, which is the shorter of (i) the time it takes for JPM-X to match User 1's firm-up order, described below, with User 2's firm-up order or Resting Order and (ii) the default firm-up period, which is currently two seconds.

Upon receipt of the firm-up invitation, User 1 and, if applicable, User 2 have the option to (1) do nothing or (2) transmit a firm order in response to the firm-up invitation (a "firm-up order") within the default firm-up period to JPM-X. The price, size, and minimum quantity attributes reflected in a Subscriber's firm-up order may differ from the corresponding attributes reflected in the Subscriber's earlier conditional order message. If User 2's contra-side trading interest is in the form of a conditional order message and User 1 and User 2 transmit firm-up orders within the default firm-up period, JPM-X will cross the two firm-up orders based on their respective order attributes; if only one firm-up order is transmitted within the default firm-up period, JPM-X will cross the firm-up order with an available firm order resting in the Order Book, if any, consistent with the execution priorities described in response to Part III, Item 7(a). If User 2's contra-side trading interest is in the form of a Resting Order and User 1 transmits a firm-up order within the default firm-up period, JPM-X will cross the firm-up order and Resting Order based on their respective order attributes; if the Resting Order has been cancelled, JPM-X will cross the firm-up order with an available firm order resting in the Order Book, if any, consistent with the execution priorities described in response to Part III, Item 7(a). If JPM-X is unable to cross a firm-up order with another order or partially crosses a firm-up order with another order, JPM-X will cancel the unexecuted firm-up order or unexecuted portion of the firm-up order.

JPMS logs details regarding conditional order messages (including information regarding firm-up invitations sent, firm-up orders received, and execution quantities) within JPM-X system files that can be reviewed by the ECS ~~Liquidity~~ Product ~~Specialists~~Team to assess whether Subscribers have engaged in systematic behavior resulting in a materially negative impact to the operation of JPM-X or to other Subscribers, as evidenced by, e.g., a low firm-up rate in response to firm-up invitations (see Part III, Item 3), and consequently should be permitted to continue to transmit conditional order messages.

By default, (i) JPMS trading algorithms can transmit conditional order messages to JPM-X via the SOR and (ii) firm orders resting in the Order Book are eligible to be matched with conditional order messages. Subscribers can opt out of (i) the transmission of conditional order messages on their behalf and/or (ii) having their firm orders resting in the Order Book be matched with conditional order messages. Subscribers can opt out in whole or in part (with respect to a subset of Firm/Conditional Orders or all order flow) by contacting their JPMS sales representatives. JPMS implements such restrictions as soon as reasonably practicable.

b.   If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

Item 13: Segmentation; Notice

a.   Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

☒ Yes   ☐ No

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

Subscriber Firm/Conditional Order flow is assigned to a tier. JPMS assigns a Subscriber's Firm/Conditional Order flow to a tier based upon a review of information received from the Subscriber at onboarding and order characteristics received (e.g., for Tier 4 and Tier 5, based upon the order capacity of the order). The tiers are provided below. For the avoidance of doubt, "institutional investor client flow" and "broker-dealer client flow" do not include JPMS principal flow or JPMS affiliates' principal flow. JPMS principal flow in Tier 3 may also include JPMS executing principally for clients on a riskless principal basis.

Tier 1 -- Comprised of the following flows--

~~Tier 1 -- Comprised~~(a) each of the following flows~~, each of~~ which access JPM-X via JPMS algorithms/SOR and where the algorithms/SOR makes a determination related to venue or price: (i) institutional investor client order flow and broker-dealer client order flow received by JPMS or JPMS's affiliates and handled on an agency basis; (ii) principal order flow of JPMS's affiliates handled by JPMS on an agency basis; (iii) JPMS principal flow originating from the Equity Finance Trading desk and designated as hedging low-touch and no-touch client security-based swaps activity; and (~~iii~~iv) JPMS principal flow facilitating agency orders designated as non-standard settlement through ~~JPMS' s~~JPMS's Electronic Client Trading desk; and

(b) order flow of certain institutional investors and non-U.S.-registered broker-dealers that utilize third-party algorithms or third-party SOR and are handled on an agency basis and routed directly to JPM-X via direct access or using directed orders through the JPMS SOR, but where the third-party algorithms or third-party SOR make the determination related to venue or price;

Tier 2 - Order flow of institutional investors and non-U.S.-registered broker-dealers received by JPMS or JPMS' s affiliates and handled on an agency basis and routed directly to JPM-X via direct access or using directed orders through the JPMS algorithms/SOR (i.e., where the algorithms/SOR do not make a determination related to venue or price) that are not included in Tier 1(b) above;

Tier 3 - Principal order flow of JPMS and JPMS's affiliates (excluding principal order flows identified in Tier 1 above), that access JPM-X via JPMS algorithms/SOR and where the algorithms/SOR make a determination related to venue or price;

Tier 4 - Order flow of U.S.-registered broker-dealers, received by JPMS with an order capacity designation of agency, and routed directly to JPM-X via direct access or using directed orders through the algorithms/SOR (i.e., where the algorithms/SOR do not make a determination related to venue or price); and

Tier 5 - Order flow of U.S.-registered broker-dealers, received by JPMS with an order capacity designation of principal, and routed directly to JPM-X via direct access or using directed orders through the algorithms/SOR (i.e., where the algorithms/SOR do not make a determination related to venue or price).

There is no specific length of time that a tier assignment for a Subscriber will remain in effect; however, JPMS conducts adaily and quarterly review of thereviews of Subscriber trading activity in JPM-X of a sample set of Subscribers to confirm the accuracy of the Subscribers' tier assignments, and JPMS reserves the right to review and add, remove, or revise a tier assignment for a Subscriber at any time based on the order flow. JPMS would notify the Subscriber in the event of a change in the tier assignment for the Subscriber. JPMS may change a tier assignment for a Subscriber as described in response to Part III, Items 13-14 but does not otherwise override such an assignment once made. The segmentation of order flow described above affects order interaction insofar as, in looking for matching opportunities for a Subscriber's Firm/Conditional Orders, JPM-X complies with the Subscriber's counterparty preferences regarding the tiers with which the Subscriber would like to interact, as described in response to Part III, Item 14. In addition, Firm/Conditional Orders, once found eligible for crossing, are matched by JPM-X on the basis of price/tier/time priority, which means, e.g., that at a given price level, orders in lower numbered tiers have priority over orders in higher numbered tiers, regardless of order capacity, as described in response to Part III, Item 11(c). Accordingly, of two equally priced orders, the one that is in the lower numbered tier will have priority over the one that is in the higher numbered tier regardless of order capacity or the times at which the orders were received by JPM-X. As between firm orders and conditional order messages at the same price, firm orders always have priority over conditional order messages irrespective of their tier or when they were received by JPM-X.

b.   If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

c.   Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker- dealer on the NMS Stock ATS as a customer order?

☒ Yes   ☐ No

d.   If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?

☒ Yes   ☐ No

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

JPMS informs Subscribers of their assigned tier classification at onboarding and upon request. A request by a Subscriber to contest such an assignment can be communicated through a JPMS sales representative and will be reviewed by the ECS ~~Liquidity~~ Product ~~Specialists~~Team.

e.   If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

Item 14: Counter-Party Selection

a.   Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

☒ Yes   ☐ No

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Subscribers can restrict the tiers with which their Firm/Conditional Orders interact. Subscribers can identify tier restrictions (i) on an order-by-order basis in the Firm/Conditional Order instructions submitted to JPMS or (ii) by contacting the Subscriber's JPMS sales representative with respect to a subset of Firm/Conditional Orders or all order flow. In each case, the ECS ~~Liquidity~~ Product ~~Specialists implement~~Team implements the restriction as soon as reasonably practicable. The ECS ~~Liquidity~~ Product ~~Specialists~~Team may modify the Subscriber's configuration settings to the extent the restrictions relate to multiple orders. JPMS may further limit the tiers with which a Subscriber's Firm/Conditional Orders interact based on the Subscriber's trading objectives, consistent with the Subscriber's order instructions (e.g., when a Subscriber has informed JPMS that the Subscriber seeks a low participation rate and so JPMS, in light of that objective, reduces the liquidity available to the Subscriber in JPM-X by restricting the order flow tiers with which the Subscriber's Firm/Conditional Orders would interact). In addition, JPMS can apply self-crossing restrictions and may consult with the Subscriber in determining such restrictions.

A Subscriber also can enable Firm/Conditional Orders from that Subscriber to interact solely with other Firm/Conditional Orders from that same Subscriber ("self-cross-only"), provided that self-crossing restrictions have not been otherwise applied to such Firm/Conditional Order(s). The Subscriber can enable self-cross-only (i) on an order-by-order basis in the Firm/Conditional Order instructions submitted to JPMS or (ii) by contacting the Subscriber's JPMS sales representative with respect to a subset of Firm/Conditional Orders or all order flow.

b.   If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

Summary report: Litera Compare for Word 11.8.0.56 Document comparison done on 7/15/2026 10:42:19 AM	
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Intelligent Table Comparison: Active	
Original DMS: iw://jpmc.cloudimanage.com/AMER_ACTIVE/111877376/4	
Modified DMS: iw://jpmc.cloudimanage.com/AMER_ACTIVE/111889540/4	
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